Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Huazhu Group Limited

華住集團有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1179)

PROPOSED SHARE SUBDIVISION

PROPOSED CHANGE OF BOARD LOT SIZE

PROPOSED ADOPTION OF AMENDED AND RESTATED MEMORANDUM

AND ARTICLES OF ASSOCIATION

AND

RECORD DATE FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

PROPOSED SHARE SUBDIVISION

As at the date of this announcement, the authorized share capital of the Company is US$900,000 divided into 8,000,000,000 ordinary shares of par value of US$0.0001 each and 1,000,000,000 preferred shares of par value US$0.0001 each. The board of directors of the Company (the “Board”) proposes that:

(i)	each issued and unissued ordinary share of the Company with a par value of US$0.0001 each (the “Existing Ordinary Shares” or “Ordinary Shares”) be sub-divided into 10 ordinary shares with a par value of US$0.00001 each (the “Subdivided Ordinary Shares”); and

(ii)	each issued and unissued preferred share of the Company with a par value of US$0.0001 each be sub-divided into 10 preferred shares (the “Subdivided Preferred Shares”) with a par value of US$0.00001 each (together with paragraph (i) above, the “Share Subdivision”).

Effect of the Share Subdivision

Immediately following the Share Subdivision being effective, the authorized share capital of the Company will be US$900,000 divided into 80,000,000,000 Subdivided Ordinary Shares and 10,000,000,000 Subdivided Preferred Shares, of which 3,267,480,580 Subdivided Ordinary Shares will be in issue and fully paid or credited as fully paid, assuming that no further Ordinary Shares will be issued or repurchased after the date of this announcement and prior to the Share Subdivision becoming effective.

Upon the Share Subdivision becoming effective, the Subdivided Ordinary Shares shall rank pari passu in all respects with each other in accordance with the current amended and restated memorandum and articles of association of the Company (the “M&A”) and shall have the same rights and privileges and be subject to the same restrictions as the Existing Ordinary Shares in issue prior to the Share Subdivision, and the Share Subdivision will not result in any change in the relevant rights of the holders of the Ordinary Shares (the “Shareholders”).

Simultaneous ADS Ratio Change

In connection with the Share Subdivision, the Board has approved a change in the Company’s ratio of ADS(s) to Ordinary Share(s) from one (1) ADS representing one (1) Ordinary Share to a new ratio of one (1) ADS representing ten (10) Subdivided Ordinary Shares (the “ADS Ratio Change”). The ADS Ratio Change and the Share Subdivision, if approved, will take effect on the same date. No action is required by the Company’s ADS holders to effect the ADS Ratio Change (other than to vote to approve the Share Subdivision proposal at the forthcoming annual general meeting of the Company (the “General Meeting”)).

Conditions of the Share Subdivision

The Share Subdivision is conditional on:

(a)	the passing by the Shareholders at the General Meeting of an ordinary resolution approving the Share Subdivision; and

(b)	the Listing Committee (the “Listing Committee”) of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) granting the listing of, and permission to deal in, the Subdivided Ordinary Shares to be issued in exchange for the Existing Ordinary Shares, any Subdivided Ordinary Shares which may fall to be issued upon vesting of the restricted stocks to be granted from time to time under the share incentive plan adopted by the Company on October 1, 2009 (the “Share Incentive Plan”) and any Subdivided Ordinary Shares which may fall to be issued upon conversion of the convertible senior notes issued by the Company on November 3, 2017 and May 12, 2020 (the “Convertible Bonds”).

CHANGE OF BOARD LOT SIZE

The Ordinary Shares are currently traded on the Hong Kong Stock Exchange in board lot size of 50 Existing Ordinary Shares each. The Board proposes that subject to and upon the Share Subdivision becoming effective, the board lot size will be changed from 50 Existing Ordinary Shares to 100 Subdivided Ordinary Shares (the “Change of Board Lot Size”). The Change of Board Lot Size will not affect any of the relative rights of the Shareholders. There will be a temporary counter open for trading in temporary board lot of 500 Subdivided Ordinary Shares (in the form of Existing Ordinary Share certificates) between 9:00 a.m.  on Tuesday, June  29, 2021 and 4:10 p.m.  on Tuesday, August 3, 2021.

EXPECTED TIMETABLE(1)

The following timetable sets out the key days for the Share Subdivision and Change of Board Lot Size:

	Hong Kong time	New York time

Record date for the General Meeting for Ordinary Shares recorded on the Hong Kong share register, for holders of Ordinary Shares listed in Hong Kong	4:30 p.m., Monday, May 17, 2021	–

Record date for the General Meeting, for holders of ADSs listed in the U.S.	–	Close of business, Monday, May 17, 2021
Latest time for lodging transfer documents to qualify for attending and voting at the General Meeting, for holders of Ordinary Shares listed in Hong Kong	4:30 p.m., Monday, May 17, 2021	–

Latest time for lodging votes to depositary bank, for holders of ADSs listed in the U.S.	–	10:00 a.m., Wednesday June 16, 2021

Latest time for lodging forms of proxy for the General Meeting, for holders of Ordinary Shares listed in Hong Kong(2)	10:00 a.m., Wednesday, June 23, 2021	–

Date and time of General Meeting	10:00 a.m., Friday, June 25, 2021	10 p.m., Thursday, June 24, 2021

Announcement of poll results of the General Meeting	Before 9:00 p.m., Friday, June 25, 2021	Before 9:00 a.m., Friday, June 25, 2021

The following timetable sets out the events following the approval at the General Meeting and upon the fulfillment of the conditions for the Share Subdivision:

	Hong Kong time	New York time

Effective date of the Share Subdivision and the Amended M&A (as defined below)	Tuesday, June 29, 2021	–

First day of free exchange of Existing Ordinary Share certificates for Subdivided Ordinary Share certificates for the Subdivided Ordinary Shares, for holders of Ordinary Shares listed in Hong Kong	Tuesday, June 29, 2021	–

	Hong Kong time	New York time

Commencement of dealings in the Subdivided Ordinary Shares, for holders of Ordinary Shares listed in Hong Kong	9:00 a.m., Tuesday, June 29, 2021	–

Original counter for trading the Existing Ordinary Shares in board lots of 50 Existing Ordinary Shares (being the “existing board lot”) temporarily closes on the Hong Kong Stock Exchange, for holders of Ordinary Shares listed in Hong Kong	9:00 a.m., Tuesday, June 29, 2021	–

Temporary counter for trading in the Subdivided Ordinary Shares (in the form of Existing Ordinary Share certificates) and in board lots of 500 Subdivided Ordinary Shares (being the “temporary board lot”) opens on the Hong Kong Stock Exchange, for holders of Ordinary Shares listed in Hong Kong	9:00 a.m., Tuesday, June 29, 2021	–

Original counter for trading in Subdivided Ordinary Shares (in the form of Subdivided Ordinary Share certificates) and in new board lot of 100 Subdivided Ordinary Shares (being the “new board lot”) re-opens on Hong Kong Stock Exchange, for holders of Ordinary Shares listed in Hong Kong	9:00 a.m., Wednesday, July 14, 2021	–

Parallel trading in the Subdivided Ordinary Shares (in the form of Existing Ordinary Share certificates and Subdivided Ordinary Share certificates) starts on the Hong Kong Stock Exchange, for holders of Ordinary Shares listed in Hong Kong	9:00 a.m., Wednesday, July 14, 2021	–

Temporary counter for trading in the Subdivided Ordinary Shares (in the form of Existing Ordinary Share certificates) and in temporary board lot closes on the Hong Kong Stock Exchange, for holders of Ordinary Shares listed in Hong Kong	4:10 p.m., Tuesday, August 3, 2021	–

Parallel trading in the Subdivided Ordinary Shares (in the form of Existing Ordinary Share certificates and Subdivided Ordinary Share certificates) closes on the Hong Kong Stock Exchange, for holders of Ordinary Shares listed in Hong Kong	4:10 p.m., Tuesday, August 3, 2021	–

Last day of free exchange of Existing Ordinary Share certificates for Subdivided Ordinary Share certificates, for holders of Ordinary Shares listed in Hong Kong	Thursday, August 5, 2021	–

Note:

(1)	Dates and times above are indicative only and may be varied by the Company. Any consequential changes to the expected timetable will be notified to the Shareholders (including ADS holders) as and when appropriate in accordance with relevant Hong Kong and U.S. regulations.

(2)	The latest time to lodge the form of proxy prior to the date of the General Meeting is consistent with the M&A. All the persons who are registered holders of the Ordinary Shares on May 17, 2021 (Hong Kong time) will be entitled to attend and vote at the General Meeting.

EXCHANGE OF SHARE CERTIFICATES

Holders of Ordinary Shares listed in Hong Kong may submit their Existing Ordinary Share certificates (colored blue) to the address and between the times set out below in exchange for Subdivided Ordinary Share certificates (colored green). The existing share certificates for the Ordinary Shares will only be valid for delivery, trading and settlement purposes for the period up to 4:10 p.m.  on Tuesday, August  3, 2021 and thereafter will not be accepted for delivery, trading and settlement purposes. However, the Existing Ordinary Share certificates will continue to be good evidence of legal title and may be exchanged for share certificates for the Subdivided Ordinary Shares at any time.

Period to exchange for Subdivided Ordinary Share certificates at no extra cost	:	Tuesday, June 29, 2021 until Thursday, August 5, 2021 (Hong Kong time)

Exchange for Subdivided Ordinary Share certificates for HK$2.50 (or as otherwise specified by the Hong Kong Stock Exchange)**	:	Friday, August 6, 2021 (Hong Kong time) onwards

Address	:	Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Note:

**	The total fee for exchange of share certificates will be the higher of HK$2.50 multiplied by the number of certificates issued or HK$2.50 multiplied by the number of certificates cancelled.

REASONS FOR THE SHARE SUBDIVISION AND CHANGE OF BOARD LOT SIZE

The Share Subdivision will increase the number of Ordinary Shares in issue and reduce the nominal value and trading price of each Ordinary Share. The Board believes that this will lower the investment barrier and increase the trading liquidity of the Ordinary Shares. The increase in trading liquidity would attract more investors to trade in the Ordinary Shares, and give the Company more flexibility to explore future fundraising activities or share incentive schemes. Further, the Board has also observed the trading behavior and trading price of the ordinary shares of a comparable secondary listed company in Hong Kong before and after conducting share subdivision. Based on the above reasons and observations, the Board has proposed the Share Subdivision after the Company’s secondary listing in Hong Kong on September 22, 2020.

As at the date of this announcement, the market value per board lot of 50 Ordinary Shares is approximately HK$23,000. The expected value per new board lot of 50 Subdivided Ordinary Shares will theoretically be reduced to slightly higher than HK$2,000 immediately upon the Share Subdivision becoming effective, and the expected value per new board lot of 100 Subdivided Ordinary Shares will be approximately HK$4,500 immediately upon the Share Subdivision and the Change of Board Lot Size becoming effective. The reasons for conducting the Change of Board Lot Size are to ensure the Company’s compliance with the board lot value being more than HK$2,000 as set out in the Guide on Trading Arrangements for Selected Types of Corporate Actions issued by the Hong Kong Stock Exchange on November 28, 2008 and updated on October 1, 2020, and to take into account the transaction costs involved in trading securities. Therefore, the Board considers that a board lot value of HK$4,500 would be commercially beneficial to Shareholders and potential investors as a whole. Both the Share Subdivision and the Change of Board Lot Size will not result in odd lots or fractional shares.

Based on the above, the Board considers that the proposed Share Subdivision and Change of Board Lot Size are fair and reasonable, as well as in the best interests of the Company, its Shareholders and investors overall.

LISTING APPLICATION

An application will be made by the Company to the Listing Committee for the listing of, and the permission to deal in, the Subdivided Ordinary Shares to be issued in exchange for the Existing Ordinary Shares, and any Subdivided Ordinary Shares which may fall to be issued upon vesting of the restricted stocks to be granted from time to time under Share Incentive Plan and upon conversion of the Convertible Bonds. All necessary arrangements will be made for the Subdivided Ordinary Shares to be admitted into the Central Clearing and Settlement System (“CCASS”) established and operated by Hong Kong Securities Clearing Company Limited (“HKSCC”).

Subject to the granting of listing of, and permission to deal in, the securities on the Hong Kong Stock Exchange, the securities will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Subdivided Ordinary Shares on the Hong Kong Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Hong Kong Stock Exchange on any trading day is required to take place in CCASS on the second settlement day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

PROPOSED AMENDMENTS TO MEMORANDUM AND ARTICLES OF ASSOCIATION

The Board deems it advisable and in the best interests of the Company that the M&A be amended to reflect, among other things, the (i)  Share Subdivision and (ii)  no share certificates shall be required to be issued by the Company unless required by certain applicable laws, listing rules or operating requirements of stock exchanges or clearing houses, or if so requested in writing by any Shareholder. A special resolution will be proposed at the General Meeting to approve the amendments to the M&A. The adoption of the amended and restated M&A (the “Amended M&A”) in substitution for and to the exclusion of the M&A will take effect upon the Share Subdivision becoming effective. The relevant details of the proposed amendments to the M&A will be set out in the proxy statement/circular of the Company to be published in due course.

RECORD DATE FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

The record date for the purpose of determining the eligibility of the holders of the Ordinary Shares of the Company, par value US$0.0001 per share to attend and vote at the General Meeting will be on Monday, May 17, 2021, Hong Kong time (the “Ordinary Shares Record Date”). In order to be eligible to attend and vote at the General Meeting, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Monday, May 17, 2021 Hong Kong time. All persons who are registered holders of the Ordinary Shares on the Ordinary Shares Record Date will be entitled to attend and vote at the General Meeting.

Holders of ADSs issued by Citibank, N.A., as depositary of the ADSs, and representing the Ordinary Shares are not entitled to attend or vote at the General Meeting in person under the M&A. Holders of ADSs as of close of business on Monday, May 17, 2021, New York time (the “ADSs Record Date”, together with the Ordinary Shares Record Date, the “Record Date”), will be able to instruct Citibank, N.A., the holder of record of Ordinary Shares (through a nominee) represented by ADSs, as to how to vote the Ordinary Shares represented by such ADSs. Citibank, N.A., as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the General Meeting the Ordinary Shares it holds in respect of the ADSs in accordance with the instructions that it has properly received from ADS holders who hold ADSs as of the ADS Record Date. Please be aware that, because of the time difference between Hong Kong and New York and the time required to process ADS cancellation and the re-registration of Ordinary Shares, if a holder of ADSs wishes to attend and vote at the General Meeting, such holder must cancel his or her ADSs in exchange for Ordinary Shares well before May 17, 2021, New York time. Any holder of ADSs who presents ADSs for cancellation before the ADSs Record Date will not be able to instruct Citibank, N.A., as depositary of the ADSs, as to how to vote the Ordinary Shares represented by the cancelled ADSs as described above.

Details including the location of the General Meeting will be set out in the Company’s notice of General Meeting to be issued together with the proxy materials in due course.

GENERAL

A circular containing the information regarding, among other things, (i) details of the Share Subdivision and the Change of Board Lot Size, (ii) the trading arrangements in respect of the Subdivided Ordinary Shares; and (iii)  details of the amendments to the M&A, and a notice convening the General Meeting will be issued by the Company on or before May 14, 2021.

Completion of the Share Subdivision is subject to the fulfillment of certain conditions. Accordingly, the Share Subdivision may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
Huazhu Group Limited
JI Qi
Executive Chairman

Hong Kong, April 28, 2021

As at the date of this announcement, the Board of the Company comprises Mr. JI Qi, the Executive Chairman, Ms. ZHANG Min, Mr. Sébastien, Marie, Christophe BAZIN and Mr. ZHANG Shangzhi as directors; Mr. John WU Jiong, Ms. ZHAO Tong Tong, Mr. SHANG Jian, Mr. HEE Theng Fong and Ms. CAO Lei as independent directors; and Mr. Gaurav BHUSHAN as alternate director to Mr. Sébastien, Marie, Christophe BAZIN.